UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

BIOTRANSPLANT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

09066Y 10 7

(CUSIP Number)

HD VENTURES, LLC

4225B SOONER LANE

LITTLE ROCK, AR 72206

(501) 562-5835

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sectionmarks 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sectionmark 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09066Y 10 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person HD Ventures, LLC 71-0848899

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒ Exhibit 1

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,309,690 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,309,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 09066Y 10 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person The Bio Tech Equity Fund, L.P. 62-1535906

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒ Exhibit 1

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 250,690 8. Shared Voting Power 0 9. Sole Dispositive Power 250,690 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1%

14.	Type of Reporting Person PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 09066Y 10 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Medical Response Fund, L.P. 91-1906891

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒ Exhibit 1

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,059,000 8. Shared Voting Power 0 9. Sole Dispositive Power 1,059,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,059,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 09066Y 10 7

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Daniel L. Hipp

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒ Exhibit 1

3.	SEC Use Only

4.	Source of Funds* 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,309,690 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,309,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person IN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Schedule 13D

CUSIP No. 09066Y 10 7

Item 1. Security and Issuer

The title of the class of equity security to which this statement relates is the common stock, par value $.01 per share (“Common Stock”) of BioTransplant Incorporated, a Delaware corporation (the “Issuer”), whose principal executive offices are located at Building 75, Third Avenue, Charleston Navy Yard, Charleston, Massachusetts 02129.

Item 2. Identity and Background

(a) The filing of this Schedule 13D is made by: (i) The Bio Tech Equity Fund, L.P. (“BTE”), a Washington limited partnership; (ii) Medical Response Fund, L.P. (“MRF”), a Washington limited partnership; and (iii) HD Ventures, LLC (“HDV”), a Delaware limited liability corporation which is the General Partner and Investment Manager of BTE and MRF, and (iiii) Daniel L. Hipp (“Hipp”), as President of HDV. The above are referred to collectively as “Reporting Persons” and individually as “A Reporting Person”.

(b) The address of BTE, MRF, and Hipp is c/o HD Ventures, LLC, 4225B Sooner Lane, Little Rock, AR, 72206.

(c) (i)The principal business of BTE and MRF is that of a private investment entity engaging in the purchase and sale of securities for capital appreciation; (ii) the principal business of HDV is serving as General Partner and Investment Manager of BTE and MRF. HDV has the power to vote, dispose, or acquire securities for BTE and MRF. The principal business of Hipp is President and sole trading director of HDV.

(d) None of the Reporting Person or Reporting Persons referred to in subparagraph (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person or Reporting Persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The citizenship of Hipp is United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds is derived from a pool of capital contributions by limited partners to MRF and BTE. Of the funds contributed by limited partners to BTE approximately $104,412 was used by BTE to acquire all securities beneficially owned by them in this statement. Of the funds contributed by limited partners of MRF approximately $480,692 was used by MRF to acquire all securities beneficially owned by them in this statement.

Item 4. Purpose of the Transaction

The securities were acquired in the ordinary course of business of BTE and MRF, and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.

Item 5. Interest in Securities of the Issuer

As of April 30, 2003, the total number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 1,309,690 constituting 5.2% of the shares outstanding based on the 25,385,998 shares of Common Stock represented as of November 2002 in the company’s latest 10Q filing.

BTE and MRF have sole voting and investment power over the 250,690 and 1,059,000 shares of Common Stock respectively owned by them. HDV and Hipp might be deemed to share voting and investment power over the 1,309,690 share of Common Stock owned by BTE and MRF. (EXHIBIT 1)

The transactions that MRF and BTE used to acquire securities in the Issuer were effected by registered broker dealers on the NASDAQ National Market and the OTC Bulletin Board.

As of April 30, 2003, MRF beneficially owned 1,059,000 shares of Common Stock constituting approximately 4.17% of the shares outstanding based on the 25,385,998 shares of Common Stock represented as of November 2002 in the company’s latest 10Q filing.

MRF engaged in the following transactions in the Company’s Common Stock during the 60 days prior to the date of the required filing of this Report:

*On	February 28, 2003, purchased 20,000 shares at $.10 per share
*On	February 28, 2003, purchased 69,000 shares at $.11 per share
*On	February 28, 2003, purchased 58,000 shares at $.12 per share
*On	February 28, 2003, purchased 9,000 shares at $.15 per share
*On	March 3, 2003, purchased 19,000 shares at $.11 per share
*On	March 3, 2003, purchased 18,000 shares at $.12 per share
*On	March 4, 2003 purchased 20,000 shares at $.08 per share
*On	March 4, 2003 purchased 30,000 shares at $.09 per share
*On	March 6, 2003, purchased 9,000 shares at $.11 per share
*On	March 10, 2003 purchased 100,000 shares at $.09 per share
*On	April 30, 2003 purchased 100,000 shares at $.12 per share

As of April 30, 2003, BTE beneficially owned 250,690 shares of Common Stock constituting approximately 1% of the shares outstanding based on information provided by the Issuer as of their latest 10Q filing in November, 2002.

BTE engaged in the following transactions in the Company’s Common Stock during the 60 days prior to the date of the required filing of this Report:

*On	February 28, 2003, purchased 18,000 shares at $.10 per share
*On	February 28, 2003, purchased 9,000 shares at $.11 per share
*On	February 28, 2003, purchased 9,000 shares at $.12 per share
*On	February 28, 2003, purchased 6,000 shares at $.13 per share
*On	March 3, 2003, purchased 8,200 shares at $.12 per share
*On	March 3, 2003, purchased 800 shares at $.13 per share
*On	March 4, 2003, purchased 2,700 shares at $.09 per share
*On	March 5, 2003, purchased 9,000 shares at $.11 per share
*On	March 10, 2003, purchased 20,000 shares at $.10 per share
*On	April 30, 2003, purchased 50,000 shares at $.12 per share

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of The Issuer

Other than as described in this statement, to HDV’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of BioTransplant, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Explanation of Relationships and Groups

Exhibit 2 – Agreement of Joint Filing

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

MEDICAL RESPONSE FUND, L.P.

By:	HD Ventures, LLC General Partner

By:	/s/ DANIEL L. HIPP
Daniel L. Hipp, President

THE BIO TECH EQUITY FUND, L.P.

By:	HD Ventures, LLC General Partner

By:	/s/ DANIEL L. HIPP
Daniel L. Hipp, President

HD VENTURES, LLC

By:	Daniel L. Hipp as President

By:	/s/ DANIEL L. HIPP
Daniel L. Hipp, President

DANIEL L. HIPP

By:	Daniel L. Hipp

By:	/s/ DANIEL L. HIPP
Daniel L. Hipp